Mail Stop 3561

June 26, 2008

Curtis W. Stoelting, Chief Executive Officer
RC2 Corporation
1111 West 22nd Street, Suite 320
Oakbrook, Illinois 60523

> **Re:**   **RC2 Corporation**
> **Annual Report on Form 10-K for the Year Ended December 31, 2008**
> **Filed February 29, 2008**
> **Definitive Proxy Statement on Schedule 14A, as amended**
> **Filed April 2, 2008**
> **File No. 0-22635**

Dear Mr. Stoelting:

     We have completed our review of RC2 Corporation's above referenced filings, and we have no further comments at this time.

Sincerely,

H. Christopher Owings
Assistant Director

cc: Benjamin G. Lombard, Esq.
         Reinhart, Boerner, Van Deuren, S.C.
         Via Facsimile